Exhibit 99.77(c)

ITEM 77C - Matters submitted to a vote of security holders

1.	To approve a new sub-advisory agreement between Voya Investments, LLC and ING Investment Management Advisors B.V. with respect to the Fund, and to approve, under certain circumstances, any future sub-advisory agreements prompted by change of control events that occur as part of the NN Group separation plan:

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted
Voya International High Dividend Equity Income Fund	1*	3,720,867.361	316,607.557	257,228.853	4,294,703.771

* Proposal passed.